UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
834453102
(CUSIP Number)
July 8, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS Boxer Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,442,978

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,442,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,442,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.97%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Percentage ownership is calculated based on (i) 18,430,247 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009, (ii) 5,106,375 issued by the Issuer pursuant to a securities purchase agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2009, and (iii) 971,489 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS Boxer Asset Management Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Bahamas

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,442,978

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,442,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,442,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.97%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Percentage ownership is calculated based on (i) 18,430,247 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009, (ii) 5,106,375 issued by the Issuer pursuant to a securities purchase agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2009, and (iii) 971,489 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS Joseph Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,442,978

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER

2,442,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,442,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.97%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* Percentage ownership is calculated based on (i) 18,430,247 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009, (ii) 5,106,375 issued by the Issuer pursuant to a securities purchase agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2009, and (iii) 971,489 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

CUSIP No.	834453102

1	NAMES OF REPORTING PERSONS MVA Investors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		610,212

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		610,212

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	610,212

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.56%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
** Percentage ownership is calculated based on (i) 18,430,247 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009, (ii) 5,106,375 issued by the Issuer pursuant to a securities purchase agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2009, and (iii) 305,106 shares to be issued under currently exercisable warrants to purchase the Issuer’s Common Shares.

Item 1(a). Name of Issuer:
Somaxon Pharmaceuticals, Inc. (the “Issuer”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
420 Stevens Avenue, Suite 210, Solana Beach, CA 92075
Item 2(a). Name of Person Filing:
This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joseph Lewis, and MVA Investors, LLC (“MVA”) (together with Boxer Capital and Boxer Management, and Joseph Lewis, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joseph Lewis is the sole indirect owner and controls Boxer Management. MVA is the independent, personal investment vehicle of certain employees of Boxer Capital and Tavistock Life Sciences Company, which is a Delaware corporation and an affiliate of Boxer Capital. As such, MVA is not controlled by Boxer Capital, Boxer Management and Joseph Lewis.
Item 2(b). Address of Principal Business Office, or, if none, Residence:
The principal business address of the Boxer Capital and MVA is: 445 Marine View Avenue, Suite 100 Del Mar, CA 92014. The principal business address of both Boxer Management and Joseph Lewis is: c/o Cay House P.O. Box N-7776 E.P. Taylor Drive Lyford Cay, New Providence, Bahamas.
Item 2(c). Citizenship:
Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is organized under the laws of the Bahamas. MVA is a limited liability company organized under the laws of Delaware. Joseph Lewis is a citizen of the United Kingdom.
Item 2(d). Title of Class of Securities:
Common Stock, $0.0001 par value, (the “Common Shares”).
Item 2(e). CUSIP Number:
834453102
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership.
(a) Amount beneficially owned:
Boxer Capital, Boxer Management and Joseph Lewis beneficially own 1,471,489* Common Shares and 971,489 currently exercisable warrants to purchase Common Shares. MVA beneficially owns 305,106* Common Shares and 305,106 currently exercisable warrants to purchase Common Shares.
(b) Percent of class:
The Common Shares beneficially owned by Boxer Capital, Boxer Management and Joseph Lewis represent 9.97% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by MVA represent 2.56% of the Issuer’s outstanding Common Shares.
(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:
MVA has the sole power to vote the 305,106* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to vote or direct the vote of any Common Shares.
(ii) Shared power to vote or to direct the vote:
Boxer Capital, Boxer Management and Joseph Lewis have shared voting power with respect to the 1,471,489* Common Shares they beneficially own. MVA does not have shared power to vote or direct the vote of any Common Shares.
(iii) Sole power to dispose or direct the disposition of:
MVA has the sole power to dispose of the 305,106* Common Shares it beneficially owns. Boxer Capital, Boxer Management and Joseph Lewis do not have the sole power to dispose or direct the disposition of any Common Shares.
(iv) Shared power to dispose or to direct the disposition of:
Boxer Capital, Boxer Management and Joseph Lewis have shared dispositive power with respect to the 1,471,489* Common Shares they beneficially own. MVA does not have shared power to dispose of or direct the disposition of any Common Shares.

*	The Reporting Persons may be deemed to beneficially own 3,053,190 Common Shares which constitute approximately 12.3% of a notional number of the Issuer’s outstanding Common Shares (based on a calculation of (i) 18,430,247 shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 8, 2009, (ii) 5,106,375 issued by the Issuer pursuant to a securities purchase agreement as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 8, 2009, and (iii) 971,489 and 305,106 currently exercisable warrants to purchase the Issuer’s Common Shares). Boxer Capital has shared voting and dispositive power with regard to the 2,422,978 Common Shares and 971,489 warrants to purchase Common Shares it owns directly. Boxer Management and Joseph Lewis each have shared voting and dispositive power with regard to the Common Shares owned directly by Boxer Capital. MVA has sole voting and dispositive power over the Common Shares and warrants to purchase Common Shares owned by it. Neither Boxer Capital, Boxer Management nor Mr. Lewis have any voting or dispositive power with regard to the Common Shares held by MVA.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Only Boxer Capital has the right to receive dividends and the proceeds from sale of the Common Shares held by the Boxer Capital. Only MVA has the right to receive dividends and the proceeds from sale of the Common Shares held by the MVA. See Item 4 above.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Member of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.

Item 10. Certification.
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Exhibits
1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOXER CAPITAL, LLC
Date: July 17, 2009
	By:	/s/ Christopher Fuglesang
		Name:	Christopher Fuglesang
		Title:	Authorized Signatory

BOXER ASSET MANAGEMENT INC.
	By:	/s/ Jefferson R. Voss
		Name:	Jefferson R. Voss
		Title:	Director

JOSEPH LEWIS
	By:	/s/ Joseph Lewis
Joseph Lewis, Individually

MVA INVESTORS, LLC
	By:	/s/ Neil Reisman
		Name:	Neil Reisman
		Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit
No.	Description
1	Joint Filing Agreement, dated the date hereof, between the Reporting Persons.